UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29559/ January 12, 2011

_____
In the Matter of   :
                                                :
MORGAN STANLEY OPPORTUNISTIC   :
   MUNICIPAL HIGH INCOME FUND   :
522 Fifth Ave.   :
New York, NY 10036   :
                                                :
(811-21857)   :
                                                :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Morgan Stanley Opportunistic Municipal High Income Fund filed an
application on September 30, 2010, and amended on December 3,
2010, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On December 16, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29541). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Elizabeth M. Murphy
                                         Secretary